Exhibit 99.2

OROMIN EXPLORATIONS LTD.
Suite 2000 - 1055 West Hastings Street
Vancouver, B.C., V6E 2E9
TELEPHONE: (604) 331-8772

NOTICE OF CHANGE OF ANNUAL GENERAL AND SPECIAL MEETING
DATE TO JULY 31, 2013
(ORIGINALLY SCHEDULED TO BE HELD JULY 17, 2013)

NOTICE IS HEREBY GIVEN THAT the Annual General and Special Meeting (the “Meeting”) of shareholders of OROMIN EXPLORATIONS LTD. (the "Company") originally scheduled to be held on July 17, 2013 at 10:00 A.M. Vancouver time, Oceanic Plaza Meeting Room – Pender Level, 1035 West Pender Street, Vancouver, British Columbia, has been postponed to July 31, 2013 at 11:00 A.M. Vancouver time at the same meeting location, for the following purposes:

1.	To receive the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended February 28, 2013.

2.	To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.	To fix the number of directors at seven (7).

4.	To elect directors for the ensuing year.

5.

To consider, and if thought fit, to pass an ordinary resolution to approve the Company’s advance notice policy, as more fully set forth in the information circular dated June 12, 2013 (the “Information Circular”) accompanying the original notice of meeting dated June 12, 2013 (the “Original Notice of Meeting”).

Shareholders are referred to the Information Circular which accompanied the Original Notice of Meeting for additional information relating to the matters to be dealt with at the Meeting. The record date for the Meeting has not changed and remains as June 12, 2013.

All registered shareholders are entitled to attend and vote at the Meeting in person or by proxy. If you are unable to attend the meeting in person, please complete, sign and date the form of proxy sent with the Original Notice of Meeting and return the same in the enclosed return envelope provided for that purpose. As the Meeting date has been changed to July 31, 2013, registered shareholders should deliver their completed proxies to the location set out in the form of proxy accompanying the Original Notice of Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the Meeting. A shareholder entitled to vote at the Meeting is entitled to appoint a proxy holder to attend in his/her stead.

DATED this 3rd day of July, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Chet Idziszek”
Chet Idziszek,

(President and Chief Executive Officer)